

ENCLAVE BEVERAGE GROUP
COMPANY OVERVIEW & STRATEGIC INSIGHTS



VISION

To become a Total Beverage Company that produces alcoholic and non-alcoholic products globally, that profitably meets differentiated consumer needs, and that attracts & retains them by continuously driving value through their inherit interest, values, or aspirations, while acting responsibly in all manners of our business.



Company Vision
Enclave Beverage Group

COMPANY OVERVIEW

25+ years of combined industry experience allows us to develop strong brands that can compete in the evolving beverage market.







12%
ALC/VOL

ECONOMICAL ALCOHOL

- Sold in NY, NJ, FL, CA, & Canada
- 2 Initial Flavors w/ 12% Alcohol
- Unique portable Package Concept w/ Pouch
- 7+ Music Festival Sales Activations in 2017
- 13,000+ Units Sold YTD and Growing
- $135B TOTAL Market Size For Wine/Beer

PREMIUM WATER

- $100B+ Global Opportunity in Water/Health MKT
- Developed Premium Beverage w/ unique design
- Appeals to Upper Middle Class Consumers
- Positioned to compete vs Premium Water Brands
- Bottle & Brand Complete; 2018 Launch

LEADERSHIP TEAM

- Founder & General Manager; 13yr Red Bull Veteran
- Total Team; 25+ Years of combined beverage experience
- Brands Include: Coca-Cola, Mountain Dew, Honest T, etc.
- 360° Marketing Expertise (Digital, Retail, Event, & Partnerships)

GOAL TO RAISE $1.5M

STRATEGIC ADVISORS

    

BEN HOGAN	MATTHEW MORGAN	JOCELYN COOPER	JEN ALVARES	UNDISCLOSED
ENTERTAINMENT RELATIONS & BRAND PARTNERSHIPS	**CULTURE MARKETING & GLOBAL INITIATIVES**	**GLOBAL COLLABORATIONS & HIGH PROFILE PARTNERSHIPS**	**BRAND DEVELOPMENT & CONTENT PRODUCTION**	**GOVERNANCE & BUSINESS STRATEGY**
Senior Manager at Circle Talent Agency; Artist includes NGHTMRE, Marshmello, Snails, & More, with a roster of over 130 international dance music artists	Co-Founder of AFROPUNK, & The Afropunk Global Initiative. Culture Marketing Expert, Artist Development Manager, & Brand Manager	Co-Founder of AFROPUNK. 25+ YR Industry Pioneer. Former A&R at Universal Records. Clients include Pepsi, Coors Light, Red Bull, & More.	10+ Yr Executive Producer; Clients include Coca-Cola, Sprite, Samsung, Nissan, Nestle, Danone, L'oreal, General Motors, Johnson & Johnson, & more.	Silicon Valley CFO w/ $B+ revenue, budget & management expertise. Fortune 100 C-Suite Executive.

STRATEGIC INSIGHTS

53% of Bottled Water Consumers prefer to drink premium brands. Additionally, the total category is projected to increase by 34.7% through 2020.

There is a major opportunity & space in the water/health beverage segment for a premium brand to emerge that is inclusive and represents the changing face of emerging wealth. We are offering a dynamic product that will satisfy both of these areas.

RESULT: PREMIUM CONSUMER BRAND



INSIGHT



OPPORTUNITY

INSIGHT





OPPORTUNITY

RESULT: ECONOMICAL CONSUMER BRAND

In 2026 the hispanic population will account for over 50% of the US population; One of the many demographic groups that overwhelmingly prefer sweeter mixed beverages. Additionally, flavored High ABV% beverages are contributing 31% of the volume growth to the total market.

Our economical alcohol provides a flavorful profile that appeals to new consumers that are entering the space. Additionally, the brand gives them the Higher ABV% that consumers demand, while being integrated in the Music Festival landscape, which they heavily admire.



BALANCED PORTFOLIO

ENCLAVE BEVERAGE GROUP

POLAR OPPOSITES

PREMIUM



ECONOMICAL

SUPPORT EACH OTHER

THE FOUNDATION OF A SUCCESSFUL MULTI BRAND HOUSE

ONE INTERNAL TEAM MANAGES PORTFOLIO	BRANDS CENTRALLY WAREHOUSED & SERVICED
CONTRACTS INCLUDE MULTI BRAND DEALS	RETAIL PARTNERS STREAMLINE PRODUCT ROLLOUTS